As filed with the Securities and Exchange Commission on June 16, 2000
                                                     1933 Act File No. 333-32268
                                                     1940 Act File No. 811-05808
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM N-2
                             REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933         [x]
                          PRE-EFFECTIVE AMENDMENT NO.           [ ]
                        POST-EFFECTIVE AMENDMENT NO. 1          [x]
                                     AND/OR
                        REGISTRATION STATEMENT UNDER THE
                        INVESTMENT COMPANY ACT OF 1940          [x]
                               AMENDMENT NO. 23                 [x]
                        (CHECK APPROPRIATE BOX OR BOXES)

                         EATON VANCE PRIME RATE RESERVES
                         -------------------------------
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

     THE EATON VANCE BUILDING, 255 STATE STREET, BOSTON, MASSACHUSETTS 02109
     -----------------------------------------------------------------------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 482-8260
       ------------------------------------------------------------------

                                 ALAN R. DYNNER
     THE EATON VANCE BUILDING, 255 STATE STREET, BOSTON, MASSACHUSETTS 02109
     -----------------------------------------------------------------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)


     If any of the securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [x]

It is proposed that this filing will become effective (check appropriate box):

[ ] when delcared effective pursuant to section 8(c)
[ ] immediately upon filing pursuant to paragraph (b)
[ ] on (date) pursuant to paragraph (b)
[x] 60 days after filing pursuant to paragraph (a)
[ ] on (date) pursuant to paragraph (a)

If appropriate, check the following box:

[ ] This [post effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]  This  form is filed  to  register  additional  securities  for an  offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is


Senior Debt Portfolio has also executed this Registration Statement.

     The purpose of this filing is to provide information about the election of the Registrant to adopt the multiple class structure in accordance with the Investment Company Act of 1940 and an exemptive order expected to be issued by the Securities and Exchange Commission. This information is set forth in a supplement to the prospectus and a supplement to the statement of additional information. The prospectus and statement of additional information were filed electronically with the Commission in a Registration Statement on Form N-2 on March 13, 2000 (Accession No. 0000950156-00-000172) and are incorporated by reference herein.

                         EATON VANCE PRIME RATE RESERVES
                              CROSS REFERENCE SHEET
                           ITEMS REQUIRED BY FORM N-2
                           --------------------------

PART A
ITEM NO.                  ITEM CAPTION                                                PROSPECTUS CAPTION
--------                  ------------                                                ------------------
1.                        Outside Front Cover                         Cover Page
2.                        Inside Front and Outside Back Cover Page    Cover Pages
3.                        Fee Table and Synopsis                      Shareholder and Fund Expenses
4.                        Financial Highlights                        Financial Highlights
5.                        Plan of Distribution                        Purchasing Shares; Shareholder Account Features;
                                                                        Sales Charges
6.                        Selling Shareholders                        Not Applicable
7.                        Use of Proceeds                             Purchasing Shares; Investment Objective, Policies
                                                                        and Risks
8.                        General Description of the Registrant       Organization of the Fund; Investment Objective,
                                                                        Policies and Risks
9.                        Management                                  Management of the Fund; Organization of the Fund

10.                       Capital Stock, Long-Term Debt, and Other    Organization of the Fund; Distributions and Taxes;
                            Securities                                  Shareholder Account Features
11.                       Defaults and Arrears on Senior Securities   Not Applicable
12.                       Legal Proceedings                           Not Applicable
13.                       Table of Contents of the Statement of       Table of Contents of the Statement of Additional
                            Additional Information                      Information

PART B                                                                                STATEMENT OF
ITEM NO.                  ITEM CAPTION                                          ADDITIONAL INFORMATION CAPTION
--------                  ------------                                          ------------------------------
14.                       Cover Page                                  Cover Page
15.                       Table of Contents                           Table of Contents
16.                       General Information and History             Management and Organization
17.                       Investment Objective and Policies           Investment Policies and Risks; Investment
                                                                      Restrictions
18.                       Management                                  Management and Organization; Investment
                                                                      Advisory and Other Services
19.                       Control Persons and Principal Holders of    Control Persons and Principal Holders of Shares
                            Securities

20                        Investment Advisory and Other Services      Investment Advisory and Other Services
21.                       Brokerage Allocation and Other Practices    Portfolio Trading
22.                       Tax Status                                  Taxes
23.                       Financial Statements                        Financial Statements

                  Eaton Vance Senior Floating-Rate Fund Class B
              Eaton Vance Senior Floating-Rate Fund Original Class

                            Supplement to Prospectus
                       of Eaton Vance Prime Rate Reserves
                                      dated
                                 March 15, 2000

     Eaton Vance Senior Floating-Rate Fund Class B ("Class B") and Eaton Vance Senior Floating-Rate Fund Original Class ("Original Class") are classes of Eaton Vance Senior Floating-Rate Fund (the "Fund"), formerly named Eaton Vance Prime Rate Reserves.

     The Fund now has three classes of shares - Class B, Original Class and Eaton Vance Senior Floating-Rate Fund Class A ("Class A"), which is not currently offered. Class B shares are offered for sale with the fees and expenses described below. Class B shares automatically convert to Class A after six years. The Original Class consists of all outstanding shares of Eaton Vance Prime Rate Reserves as of ______________, 2000. The Original Class is offered only to existing shareholders.

1. The following replaces the information under "Shareholder and Fund Expenses" on page 3 of the prospectus:

Fees and Expenses. These tables describe the fees and expenses that you may pay if you buy and hold shares.

 Shareholder Fees (fees paid directly from your investment)      Original Class      Class A         Class B
-----------------------------------------------------------------------------------------------------------------
 Maximum Sales Charge (Load) (as a percentage of offering price)    None              None            None
 Dividend Reinvestment Fees                                         None              None            None
 Maximum Early Withdrawal Charge                                    3.00%             None            3.00%

 Annual Fund Operating Expenses (expenses that are deducted from Fund assets)   Original Class   Class A       Class B
------------------------------------------------------------------------------------------------------------------------------
 Investment Advisory Fee (after fee waiver)                                      0.42%           0.42%          0.42%
 Distribution Fee                                                                0.70%           0.00%          0.75%
 Other Expenses* (after administration fee waiver)                               0.13%           0.38%          0.38%
 Total Annual Fund Operating Expenses (after fee waivers)                        1.25%           0.80%          1.55%

*Other Expenses for Class A and Class B includes a service fee of 0.25%.


Notes: The Fund invests exclusively in Senior Debt Portfolio (the "Portfolio"). See "Organization of the Fund". The table and Example summarize the aggregate expenses of the Fund and the Portfolio and are designed to help investors understand the costs and expenses they will bear, directly or indirectly, by investing in the Fund. Information for the Fund is based on its expenses for the most recent fiscal year when only the Original Class existed as a separate fund, adjusted for a revised advisory fee waiver, complete waiver of administration fees and addition of a distribution fee to that Class. If the distribution fee of the Original Class were eliminated, the investment advisory fee and administration fee waivers would be reduced by the same aggregate amount, and adjustments would be made to fees of other Classes so that total expenses to shareholders would remain the same. It is possible that the Trustees of the Fund or Portfolio could reduce or eliminate these waivers even if the distribution fee remained the same, which would increase Fund expenses. If no fee waivers existed, the Investment Advisory Fee would be 0.95%, the Administration Fee would be 0.25% and Total Annual Fund Operating Expenses would be approximately 2.03%, 1.58% and 2.33% for the Original Class, Class A and Class B, respectively. Only the Independent Trustees of the Fund and Portfolio can reduce or eliminate fee waivers. See "Management of the Fund".

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other investment companies. The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then have all of your shares repurchased at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                                     1 Year       3 Years    5 Years    10 Years
-------------------------------------------------------------------------------
  Original Class shares              $43          $60         $69       $151
  Class A shares                     $ 8          $26         $44       $ 99
  Class B shares                     $46          $69         $84       $185

You would pay the following expenses if you did not have your shares repurchased.

                                     1 Year    3 Years    5 Years    10 Years
-------------------------------------------------------------------------------
  Original Class shares              $13       $40       $69        $151
  Class A shares                     $ 8       $26       $44        $ 99
  Class B shares                     $16       $49       $84        $185

2. The following supplements the information under "Performance Information" on page 6 of the prospectus:

     The performance information in the prospectus is for the Original Class of shares. Based upon estimated expenses, the performance of the Class A shares will be slightly higher and the performance of the Class B shares will be slightly lower than the Original Class.

3. The following supplements the information under "Special Investment Practices
- Securities Lending" on page 12 of the prospectus:

     If permitted by an exemptive order of the Securities and Exchange Commission, the Portfolio may also lend cash to investment companies advised by the Eaton Vance organization if the return is higher than other short-term investment options.

4. The following sentences are added to the first paragraph under "Organization of the Fund" on page 12 of the prospectus:

     The Fund offers multiple classes of shares. Each Class represents a pro rata interest in the Fund, but is subject to different expenses and rights.

5. The following supplements the information under "Purchasing Shares" on page 15 of the prospectus:

     Please include the name of the Class of shares with each investment.

6. The following language replaces the first two paragraphs under "Sales Charges" on page 15 of the prospectus:

     Shareholders pay no sales load when purchasing shares of the Original Class or Class B shares. The principal underwriter will make payments from its own assets at the rate of 3.0% of the dollar amount of such shares being purchased to investment dealers who have sales agreements with the principal underwriter.

     If the Original Class shares remain outstanding for at least one year from the date of their original purchase, the principal underwriter will compensate the investment dealers at an annual rate, paid quarterly, equal to .10% for the second year, .15% for the third year, .20% for the fourth year, .25% for the fifth year and .30% for the sixth year and subsequent years, of the value of Original Class shares sold by such investment dealers and remaining outstanding. If the Class B shares remain outstanding for at least one year from the date of their original purchase, the principal underwriter will compensate the investment dealers at an annual rate, paid quarterly, equal to .15% for the second and third years, .20% for the fourth year, and .25% for the fifth year and subsequent years, of the value of Class B shares sold by such investment dealers and remaining outstanding (including shares converted to Class A). All compensation paid to investment dealers will be made from BMR's, the principal underwriter's and Eaton Vance's own assets, which may include amounts received by the principal underwriter as early withdrawal charges or distribution fees, service fees, amounts received by BMR under its Advisory Agreement with the Portfolio and amounts received by Eaton Vance under its Administration

     Agreement with the Fund. The compensation paid to investment dealers and the principal underwriter is subject to applicable limitations imposed by the National Association of Securities Dealers, Inc. ("NASD").

The following language is added at the end of "Sales Charges" on page 15 of the prospectus:

     Class B Conversion Feature. After the longer of six years or at the time when the early withdrawal charge applicable to your Class B shares expires, Class B shares will automatically convert to Class A shares. Class B shares acquired through the reinvestment of distributions will convert in proportion to shares not so acquired.

7. The following language replaces the paragraph titled "Distribution Plan" under "Sales Charges" on page 16 of the prospectus:

     Distribution Plan. Shares of the Original Class and Class B shares have in effect a plan that allows the Fund to pay distribution fees for the sale and distribution of shares. The Original Class pays distribution fees of 0.70% of average daily net assets annually. Class B pays distribution fees of 0.75% of average daily net assets annually. In addition, the Fund pays service fees on Class A and Class B shares for personal services and/or the maintenance of shareholder accounts to the principal underwriter, investment dealers and other persons in amounts not exceeding .25% of average daily net assets of each such Class for each fiscal year. All such payments are limited by the sales charge rule of the National Association of Securities Dealers, Inc. as if such rule were applicable.

8. The following supplements the information under "Repurchase Offers" on page 16 of the prospectus:

     Repurchase Offers will be made to all Classes of the Fund on a quarterly basis. Shareholders of each Class have the same repurchase offer rights. If a shareholder holds both Class A and Class B shares, it will be assumed that Class A shares are being offered for repurchase first. If a shareholder holds both Original Class and Class B shares, the shareholder will need to specify the Class the shareholder wishes to have repurchased.

9. The following supplements the information in "Exchange Privilege" under "Shareholder Account Features" on page 17 of the prospectus:

     Once a shareholder's Class B shares convert to Class A shares after six years, a shareholder will have the ability to exchange those Class A shares for Class A shares of one or more open-end investment companies in the Eaton Vance Group of Funds. Class A shares will not be available in the Exchange Privilege for six years from the date of this supplement.



August ___, 2000                                                      PRPPS

                  Eaton Vance Senior Floating-Rate Fund Class B
              Eaton Vance Senior Floating-Rate Fund Original Class

                Supplement to Statement of Additional Information
                       of Eaton Vance Prime Rate Reserves
                                      dated
                                 March 15, 2000


1.  The  following  replaces   investment   restriction  (5)  under  "Investment
Restrictions" on page 4 of the Statement of Additional Information:

     (5) Make loans to other persons, except by (a) the acquisition of loan interests, debt securities and other obligations in which the Fund is authorized to invest in accordance with its investment objective and policies, (b) entering into repurchase agreements, (c) lending its portfolio securities and (d) lending cash consistent with applicable law.

2. The following sentences are added to the first paragraph under "Organization" under "Management and Organization" on page 7 of the Statement of Additional
Information:

     The Fund established multiple classes and changed its name to Eaton Vance Senior Floating-Rate Fund (the "Fund") on __________________, 2000. The Fund now has three classes of shares - Eaton Vance Senior Floating-Rate Fund Original Class ("Original Class"), Eaton Vance Senior Floating-Rate Fund Class A ("Class A") and Eaton Vance Senior Floating Rate Fund Class B ("Class B"). The operations of the Original Class reflect the operations of the Fund prior to ____________, 2000. The Fund may issue an unlimited number of shares of beneficial interest (no par value). Each Class represents an interest in the Fund, but is subject to different expenses, rights and privileges. The Trustees have the authority under the Declaration of Trust to create additional classes of shares with differing rights and privileges.

3. The following supplements the information under "Investment Advisory and Other Services-Distribution Plan" on page 10 of the Statement of Additional
Information:

     The Fund's Distribution Plan now applies to all Classes of shares at the fee rates set forth in the Prospectus. The Trustees of the Fund may take actions involving the Plan that affect only one Class, and shareholders of each Class have separate voting rights with respect to the Plan.

4. The following paragraph is added to "Shareholder Account Information" on page 11 of the Statement of Additional Information:

     CLASS B CONVERSION.  Class B shares held for the longer of (i) six years or
     (ii) the time at which the CDSC applicable to such shares expires (the "holding period") will automatically convert to Class A shares. For purposes of this conversion, all distributions paid on Class B shares which the shareholder elects to reinvest in Class B shares will be considered to be held in a separate sub-account. Upon the conversion of Class B shares not acquired through the reinvestment of distributions, a pro rata portion of the Class B shares held in the sub-account will also convert to Class A shares. This portion will be determined by the ratio that the Class B shares being converted bear to the total of Class B shares (excluding shares acquired through reinvestment) in the account. This conversion feature is subject to the continuing availability of a ruling from the Internal Revenue Service or an opinion of counsel that the conversion is not taxable for federal income tax purposes.


August ___, 2000                                                      PRSAI

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

     (1) FINANCIAL STATEMENTS:

          INCLUDED IN PART A:

          Financial highlights for each of the ten years ended December 31, 1999

          INCLUDED IN PART B:

               INCORPORATED BY REFERENCE TO THE ANNUAL REPORT DATED DECEMBER 31, 1999 (ACCESSION NO. 0000950156-00-000125), FILED ELECTRONICALLY PURSUANT TO SECTION 30(B)(2) OF THE INVESTMENT COMPANY ACT OF 1940.

            Financial Statements for EATON VANCE PRIME RATE RESERVES:
               Statement of Assets and Liabilities as of December 31, 1999 Statement of Operations for the year ended December 31, 1999 Statements of Changes in Net Assets for each of the two years ended December 31, 1999
               Statement of Cash Flows for the year ended December 31, 1999 Financial Highlights for the five years ended December 31, 1999 Notes to Financial Statements
               Independent Auditors' Report

            Financial Statements for SENIOR DEBT PORTFOLIO:
               Portfolio of Investments as of December 31, 1999
               Statement of Assets and Liabilities as of December 31, 1999 Statement of Operations for the year ended December 31, 1999 Statements of Changes in Net Assets for each of the two years ended December 31, 1999
               Statement of Cash Flows for the year ended December 31, 1999 Supplementary Data for the four years ended December 31, 1999 and for the period from the start of business, February 22, 1995, to December 31, 1995
               Notes to Financial Statements
               Independent Auditors' Report

     (2) EXHIBITS:

          (a)(a) Declaration of Trust dated May 2, 1989, as amended and restated June 30, 1989, filed as Exhibit (a)(a) to the Registration Statement under the Securities Act of 1933
                    (1933 Act File No. 333-63623) and Amendment No. 14 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on October 24, 1995 (Amendment No. 14) and incorporated herein by reference.

             (b) Amended and Restated Agreement and Declaration of Trust dated April 26, 2000 filed herewith.

             (c) Amendment to the Declaration of Trust to be filed by Amendment.

             (d)    Establishment  and  Designation  of  Classes  of  Shares  of
                    Beneficial Interest, Without Par Value to be filed by Amendment.

          (b)(a) By-Laws (as amended June 12, 1989) filed as Exhibit (b)(a) to Amendment No. 14 and incorporated herein by reference.

             (b)    By-Laws  Amendment  dated December 13, 1993 filed as Exhibit
                    (b)(b) to Amendment No. 14 and incorporated herein by reference.

             (c)    Not applicable

             (d)    Not applicable

             (e)    Not applicable

             (f)    Not applicable

             (g)    Not applicable

          (h)(a) Distribution Agreement dated November 1, 1996 filed as Exhibit (h)(a) to Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933
                    (1933 Act File No. 333-25731) and Amendment No. 17 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on July 2, 1997 (Amendment No. 17) and incorporated herein by reference.

             (b)    Distribution Agreement to be filed by Amendment.

             (c) Selling Group Agreement between Eaton Vance Distributors, Inc. and Authorized Dealers filed as Exhibit (6)(b) to the Post-Effective Amendment No. 61 filed December 28, 1995 to the Registration Statement of Eaton Vance Growth Trust (File Nos. 2-22019 and 811-1241) and incorporated herein by reference.

          (i) The Securities and Exchange Commission has granted the Registrant an exemptive order that permits the Registrant to enter into deferred compensation arrangements with its independent Trustees. See in the Matter of Capital Exchange Fund, Inc., Release No. IC-20671 (November 1, 1994).

          (j)(a)    Custodian Agreement dated December 17, 1990 filed as Exhibit
                    (j)  to  Amendment  No.  14  and   incorporated   herein  by
                    reference.

             (b) Amendment to Custodian Agreement dated October 23, 1995 filed as Exhibit (j)(b) to the Post-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 33-63623) and Amendment No. 15 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the
                    Commission on April 1, 1996 (Amendment No. 15) and incorporated herein by reference.

             (c) Amendment to Master Custodian Agreement with Investors Bank & Trust Company dated December 21, 1998 as Exhibit (g)(3) to the Registration Statement of Eaton Vance Municipals Trust (File Nos. 33-572 and 811-4409) (Accession No.
                    0000950156-99-000050)    filed    January   25,   1999   and
                    incorporated herein by reference.

          (k)(a) Administration Agreement dated July 14, 1989 filed as Exhibit (k)(a) to Amendment No. 14 and incorporated herein by reference.

             (b) Administration Agreement Amendment dated October 24, 1994 filed as Exhibit (k)(b) to Amendment No. 14 and incorporated herein by reference.

             (c)    Distribution Plan adopted December 21, 1998 filed as Exhibit
                    (k)(c) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-72711) and Amendment No. 20 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on February 22, 1999 (Amendment No. 20) and incorporated herein by reference.

             (d)    Distribution and Service Plan to be filed by Amendment.

             (e) Transfer Agency Agreement as of January 1, 1998 filed as Exhibit (k)(b) to the Registration Statement on Form N-2 of Eaton Vance Advisers Senior Floating-Rate Fund (File Nos. 333-46853, 811-08671) (Accession No. 0000950156-98-000172)
                    filed   February  25,  1998  and   incorporated   herein  by
                    reference.

             (f) Amendment to the Transfer Agency Agreement dated October 18, 1999 filed as Exhibit (h)(2)(b) to the Registration Statement of Eaton Vance Municipals Trust (File Nos. 33-572 and 811-4409) (Accession No. 000950156-99-000723) and
                    incorporated herein by reference.

          (l) Opinion and Consent of Counsel dated March 10, 2000 filed as Exhibit (l) to the Registration Statement under the Securities Act of 1933 (1933 Act File No. 333-32268) and Amendment No. 22 to the Registration Statement under the Investment Company Act of 1940 (1940 Act File No. 811-05808) filed with the Commission on March 13, 2000 (Amendment No.
                    22) and incorporated herein by reference.

          (m)       Not applicable

          (n)       Consent of Independent Auditors filed herewith.

          (o)       Not applicable

          (p)       Not applicable

          (q)       Not applicable

          (r) Code of Ethics filed as Exhibit (r) to Amendment No. 22 and incorporated herein by reference.

          (s)(a) Power of Attorney for Eaton Vance Prime Rate Reserves dated February 14, 1997 filed as Exhibit (r) to Amendment No. 17 and incorporated herein by reference.

             (b) Power of Attorney for Eaton Vance Prime Rate Reserves dated November 16, 1998 filed as Exhibit (s)(b) to Amendment No. 20 and incorporated herein by reference.

          (t)(a) Power of Attorney for Senior Debt Portfolio dated February 14, 1997 filed as Exhibit (s) to Amendment No. 17 and incorporated herein by reference.

             (b) Power of Attorney for Senior Debt Portfolio dated November 16, 1998 filed as Exhibit (t)(b) to Amendment No. 20 and incorporated herein by reference.

ITEM 25. MARKETING ARRANGEMENTS

     Not applicable.

ITEM 26. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the approximate expenses incurred in connection with the offerings of Registrant:

Registrant Fees                                                    $2,392,930(1)
National Association of Securities Dealers, Inc. Fees              $  168,000(1)
Printing (other than stock certificates)                           $  208,000
Engraving and printing stock certificates                          $    4,800
Fees and expenses of qualification under state
  securities laws (excluding fees of counsel)                      $  282,350
Accounting fees and expenses                                       $   13,500
Legal fees and expenses                                            $  230,000
                                                                   -------------
        Total                                                      $3,299,580(1)

-------------------------------
(1) These amounts include expenses for the shares registered pursuant to the Registration Statements declared effective on May 3, 1989 (File No. 33-28516); August 9, 1989 (File No. 33-30268); July 3, 1990 (File No.
     33-34922);  November  28, 1995 (File No.  33-63623);  May 1, 1997 (File No.
     333-25731);  November 2, 1998 (File No.  333-65869);  May 3, 1999 (File No.
     333-72711); and March 15, 2000 (File No. 333-32268).

ITEM 27. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

     None.

ITEM 28. NUMBER OF HOLDERS OF SECURITIES

               (1)                                  (2)
          TITLE OF CLASS                  NUMBER OF RECORD HOLDERS
   Shares of benefical interest                    95,555
                                                   as of
                                                June 1, 2000

ITEM 29. INDEMNIFICATION

     The Registrant's By-Laws contains indemnification provisions. Registrant's Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their capacities as such.

     The distribution agreement of the Registrant also provides for reciprocal indemnity of the principal underwriter on the one hand, and the Trustees and officers, on the other.

ITEM 30. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     Reference is made to: (i) the information set forth under the captions "Management of the Fund" in the Prospectus and "Investment Advisory and Administrative Services" in the Statement of Additional Information; (ii) the Eaton Vance Corp. 10-K filed under the Securities Exchange Act of 1934 (File No. 1-8100); and (iii) the Forms ADV of Eaton Vance Management (File No. 801-15930) and Boston Management and Research (File No. 801-43127) filed with the Commission, all of which are incorporated herein by reference.

ITEM 31. LOCATION OF ACCOUNTS AND RECORDS

     All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, Investors Bank & Trust Company, 200 Clarendon Street, 16th Floor, Boston, MA 02116, and its transfer agent, PFPC, Inc., 4400 Computer Drive, Westborough, MA 01581-5120, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of Eaton Vance Management and Boston Management and Research.

ITEM 32. MANAGEMENT SERVICES

     None.

ITEM 33. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new
Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the continuos offering of the shares; and

     (4) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, and the Commonwealth of Massachusetts, on June 14, 2000.


                                EATON VANCE PRIME RATE RESERVES


                                By:     /s/ James B. Hawkes
                                        ------------------------------
                                        James B. Hawkes, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities on June 14, 2000.


Signature                       Title
---------                       -----

/s/ James B. Hawkes             Trustee, President and Principal
--------------------------      Executive Officer
James B. Hawkes

/s/ James L. O'Connor           Treasurer (Principal Financial and
--------------------------      Accounting Officer)
James L. O'Connor

Jessica M. Bibliowicz*          Trustee
--------------------------
Jessica M. Bibliowicz

Donald R. Dwight*               Trustee
--------------------------
Donald R. Dwight

Samuel L. Hayes, III*           Trustee
--------------------------
Samuel L. Hayes, III

Lynn A. Stout*                  Trustee
--------------------------
Lynn A. Stout

Jack L. Treynor*                Trustee
--------------------------
Jack L. Treynor

*By:  /s/ Alan R. Dynner
      --------------------------
      Alan R. Dynner (As attorney-in-fact)

                                   SIGNATURES


     Senior Debt Portfolio has duly caused this Amendment to the Registration Statement on Form N-2 of Eaton Vance Prime Rate Reserves (File No. 333-32268) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston and the Commonwealth of Massachusetts, on June 14, 2000.


                                SENIOR DEBT PORTFOLIO



                                By:     /s/ JAMES B. HAWKES
                                        -----------------------------
                                        James B. Hawkes, President


     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in their capacities and on June 14, 2000.


Signature                       Title
---------                       -----

/s/ James B. Hawkes             Trustee, President and Principal
--------------------------      Executive Officer
James B. Hawkes

/s/ James L. O'Connor           Treasurer (Principal Financial and
--------------------------      Accounting Officer)
James L. O'Connor

Jessica M. Bibliowicz*          Trustee
--------------------------
Jessica M. Bibliowicz

Donald R. Dwight*               Trustee
--------------------------
Donald R. Dwight

Samuel L. Hayes, III*           Trustee
--------------------------
Samuel L. Hayes, III

Lynn A. Stout*                  Trustee
--------------------------
Lynn A. Stout

Jack L. Treynor*                Trustee
--------------------------
Jack L. Treynor

*By:  /s/ Alan R. Dynner
      --------------------------
      Alan R. Dynner (As attorney-in-fact)

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

(a)(b) Amended and Restated Agreement and Declaration of Trust dated April 26, 2000

(n)            Consent of Independent Auditors